UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

GOLDEN GATE HOMES, INC.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

47759H 304
(CUSIP Number)

Alexander Nistratov
P.O. Box 2490
Napa, California 94558
707-255-9890
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 18, 2013
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), Sections 13d-1(f), or Sections 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 47759H 304

1)		Names of Reporting Person

TA Partners, Inc.

S.S. or I.R.S. Identification No. of Above Person (entities only)

80-0914976

2)		Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3)		SEC Use Only

4)		Source of Funds:
WC

5)		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A

6)		Citizenship or place of Organization:
Nevada

Number of Shares Beneficially owned by Each Reporting Person With	(7)	Sole Voting Power
3,615,911

	(8)	Shared Voting Power
-0-

	(9)	Sole Dispositive Power
3,615,911

	(10)	Shared Dispositive Power
-0-

11)		Aggregate Amount Beneficially Owned by Each Reporting Person:
3,615,911

12)		Check if the Aggregate Amount in Row (11) excludes certain shares:
☐

13)		Percent of Class Represented by Amount in Box (11):
94.2%

14)		Type of Reporting Person
CO

CUSIP No. 47759H 304

1)		Names of Reporting Person

Vitaly Nistratov

S.S. or I.R.S. Identification No. of Above Person (entities only)

2)		Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3)		SEC Use Only

4)		Source of Funds:
AF

5)		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A

6)		Citizenship or place of Organization:
Russia

Number of Shares Beneficially owned by Each Reporting Person With	(7)	Sole Voting Power
-0-

	(8)	Shared Voting Power
3,615,911

	(9)	Sole Dispositive Power
-0-

	(10)	Shared Dispositive Power
3,615,911

11)		Aggregate Amount Beneficially Owned by Each Reporting Person:
3,615,911

12)		Check if the Aggregate Amount in Row (11) excludes certain shares:
☐

13)		Percent of Class Represented by Amount in Box (11):
94.2%

14)		Type of Reporting Person
IN

CUSIP No. 47759H 304

1)		Names of Reporting Person

Alexander Nistratov

S.S. or I.R.S. Identification No. of Above Person (entities only)

2)		Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3)		SEC Use Only

4)		Source of Funds:
AF

5)		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A

6)		Citizenship or place of Organization:
Russia

Number of Shares Beneficially owned by Each Reporting Person With	(7)	Sole Voting Power
-0-

	(8)	Shared Voting Power
3,615,911

	(9)	Sole Dispositive Power
-0-

	(10)	Shared Dispositive Power
3,615,911

11)		Aggregate Amount Beneficially Owned by Each Reporting Person:
3,615,911

12)		Check if the Aggregate Amount in Row (11) excludes certain shares:
☐

13)		Percent of Class Represented by Amount in Box (11):
94.2%

14)		Type of Reporting Person
IN

ITEM 1.  Security and Issuer

The class of equity securities to which this statement relates is the Common Stock ($.0001 par value) (“Common Stock”) of Golden Gate Homes, Inc., a company incorporated under the laws of the state of Delaware (the "Company"), which has its principal executive offices at 855 Bordeaux Way, Suite 200, Napa, California 94558.

ITEM 2.  Identity and Background

Item 2(a)                      Name:

           This Statement is filed by TA Partners, Inc., a privately held Nevada corporation (“TAP”), Vitaly Nistratov and Alexander Nistratov.  TAP and Messrs. Vitaly and Alexander Nistratov are singly referred to hereinafter as a "Reporting Person" and collectively as the "Reporting Persons."  TAP owns outright 3,615,911 shares of the common stock of the issuer.  Under applicable regulations, TAP is deemed to have beneficial ownership of the shares it owns outright.  TAP has the power to vote or direct the disposition of all of the shares of which it is deemed to have beneficial ownership.  Such power is exercised through its Board of Directors, which is elected by its stockholders.  Alexander Nistratov is TAP’s President and sole director.  Verdom Realty Management LLC, a Delaware limited liability company (“Verdom”) owns all of the outstanding stock in TAP.  Verdom Limited, a British Virgin Islands business company, owns all of the outstanding shares of Verdom, and a nominee shareholder holds all of outstanding shares of Verdom Limited for the benefit of Vitaly Nistratov.   As such, Messrs. Vitaly and Alexander Nistratov have the power over all voting and investment decisions of TAP, and therefore may be deemed to share beneficial ownership of the shares deemed beneficially owned by TAP.  By virtue of Vitaly Nistratov’s ownership of all of the outstanding stock in TAP, and Alexander Nistratov’s ability to vote all of the outstanding stock in TAP and his service as its director, each of Messrs. Vitaly and Alexander Nistratov may be deemed to beneficially own the shares deemed beneficially owned by TAP. However, Alexander Nistratov disclaims any beneficial ownership of any shares held in the name of TAP.

Item 2(b)                      Residence or business address:

The principal business address of TAP and Alexander Nistratov is 855 Bordeaux Way, Suite 200, Napa, California 94558.  The principal business address of Vitaly Nistratov is 2189 Sheringham Lane, Los Angeles, California 90077.

Item 2(c)                      Principal occupation:

TAP is a recently formed corporation.  It has heretofore principally been involved in organizational work related to a new business venture.  It intends to pursue this business venture through the Company.  Alexander Nistratov, who is the son of Vitaly Nistratov, is the Company’s President.  Alexander Nistratov has been International Business Director for Martell Capital Group LLC/ Irongate in Los Angeles, California since January 2011, where he has focused on project management in construction, development and engineering.  For the past seven years, Vitaly Nistratov has been a private equity investor who primarily invests his own funds.

Item 2(d)                      Convictions:

During the last five years, no Reporting Person has been convicted in a criminal proceeding.

Item 2(e)                      Proceedings:

During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that, as a result of such proceeding, subjected a Reporting Person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f)                      Citizenship:

TAP is a Nevada corporation.   Messrs. Vitaly and Alexander Nistratov are Russian citizens.

ITEM 3.  Source and Amount of Funds or Other Consideration

TAP acquired the 3,615,911 shares of Common Stock giving rise to the filing of this statement on June 18, 2013 from the persons indicated below as follows:

*           1,173,435 shares of the Company’s common stock from Steven Gidumal,
*           1,173,435 shares of the Company’s common stock from Brandon Birtcher,
*           An aggregate of 1,173,435 shares of the Company’s common stock from two trusts, The Wilkens 2000 Trust and The Wilkens 2003 Trust (the “Wilkens Trusts”), of which Tim Wilkens is the trustee,
*           45,606 shares of the Company’s common stock from a former officer of the Company, and
*           50,000 shares of the Company’s common stock from an unrelated third party.  .

These shares represent approximately 94.2% of the outstanding shares of the Company’s common stock and the controlling interest in the Company.

The purchase prices paid with the use of TAP’s own funds were as follows:

*           $100,000 to Mr. Gidumal,
*           $60,000 to Mr. Birtcher,
*           $280,000 in cash and two convertible promissory notes in an aggregate amount of $400,000 (the “Convertible Notes”) to the Wilkens Trusts,
*           $10,000 to the former officer of the Company, and
*           $17,500 to the unrelated third party.

Of the $100,000 consideration paid to Mr. Gidumal, $40,000 was paid to Mr. Gidumal as a settlement of outstanding accrued remuneration of the Company, pursuant to which Mr. Gidumal agreed to waive all claims against the Company for any circumstances that existed prior to the closing of the sale of Mr. Gidumal’s shares of common stock of the Company to TAP.  In addition, prior to the consummation of the purchase of Mr. Gidumal’s shares of common stock of the Company, the Company formed a wholly owned subsidiary (the “Subsidiary”) and named Mr. Gidumal sole director and sole officer of the Subsidiary.  The Company assigned to the Subsidiary all of the Company’s asset management agreements, and the Subsidiary assumed all of the liabilities past, present and future with regard to such management contracts.  As soon as the Company is able to do so without being required to obtain stockholder approval and to file a Current Report on Form 8-K reporting on the same, TAP shall cause the Company to assign to Mr. Gidumal all of the outstanding stock in the Subsidiary without any representations, warranties or indemnities, for nominal consideration.

In connection with the sale of their shares of the Company’s common stock to TAP, the Wilkens Trusts granted releases (the “Releases”) to TAP and the Company from any and all claims that the Trusts had or may have had arising out of, based upon, or attributable to or relating to any amount that the Trusts advanced to, or expense paid by the Wilkens Trusts on behalf of, the Company.  Of the $280,000 in cash and $400,000 in Convertible Notes paid by TAP to the Wilkens Trusts, $60,000 was paid in consideration for the shares of the Company’s common stock purchased from the Wilkens Trusts, and the remaining consideration was paid for the Releases.

ITEM 4.  Purpose of Transaction

TAP acquired the shares of Common Stock that are the subject of this Schedule 13D to pursue a business opportunity through the Company.  More information about this business opportunity will be contained in a Current Report on Form 8-K to be filed in the future.  In connection with the acquisition of the shares of Common Stock that are the subject of this Schedule 13D, Tim Wilkens was elected to the Board to serve along with Steven Gidumal, who remained as the second director.  Moreover, Mr. Gidumal, the Company’s only remaining officer, resigned his positions as Chairman of the Board, Chief Executive Officer and Chief Financial Officer, and the Company elected Mr. Wilkens as Chairman of the Board and Chief Executive Officer, Alexander Nistratov as President and James Sayler as Chief Financial Officer.

Except as described in the following paragraph, TAP acquired, and TAP intends to hold, its shares of Common Stock for investment, and does not have any present plans or proposals that relate to or  would  result in: (i) any acquisition by any person of additional securities of the Company, or any disposition of securities of the Company;  (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that  the Reporting Person would like to add qualified additional directors who could help the Company’s business as these persons can be found; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Company; (ix) any termination of registration pursuant to section 12(g)(4) of the Act of a class of equity securities of the Company; or (x) any action similar to any of those enumerated above.

Notwithstanding the preceding paragraph, TAP intends to seek to cause the following:

1.	to amend the Company’s Third Amended and Restated Certificate of Incorporation to change the name of the Company to a new corporate name that at the present time has not been determined;

2.
to contribute to the Company an additional approximately $300,000 as initial operating  funds, in exchange for the issuance by the Company of shares of Common Stock at a price  per share that will be based on the valuation of the Company’s equity by an independent valuation appraisal using the market price approach (the “Share Valuation Price”);

3.
after the Company complies with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder, to appoint Alexander Nistratov to the Company’s Board of Directors to replace Steven Gidumal, who is expected to resign from the Board in due course, and to enlist additional individuals to serve as members of the Company’s Board of Directors, all as to be described in an Information Statement to be filed in the future pursuant to the preceding Section and Rule;

4.
to contribute to the Company certain properties and projects that are either presently generating revenue or that will allow the Company to develop to generate revenue in the future, such contributions to be made in exchange for the issuance by the Company of shares of Common Stock.  Independent valuation appraisals on these properties and projects will be submitted for review by members of the Board of Directors who will not have any relationship with TAP, and shares of Common Stock will be issued based on a price per share that will be determined by these independent directors, but which TAP expects will be in the range of the Share Valuation Price; and

5.	to have the Company undertake a major capital raising transaction involving a scope, and terms and conditions, that are not at present determinable.

Notwithstanding anything else contained herein, TAP may determine to change its investment intent with respect to the Company at any time in the future.   In reaching any conclusion as to its future course of action, TAP will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to TAP, developments with respect to the business of TAP, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.  TAP may, depending on other relevant factors, acquire additional shares of Common Stock in open market or privately negotiated transactions, dispose of all or a portion of its holdings of shares of Common Stock or change its intention with respect to any or all of the matters referred to in this Item.

ITEM 5.  Interest in Securities of the Issuer

TAP itself owns 3,615,911 shares of Common Stock for which it has sole voting and investment power and for which it thus is the beneficial owner.  TAP’s power to vote or direct the disposition of its shares of Common Stock is exercised through its Board of Directors, which is elected by its stockholders.  Alexander Nistratov is TAP’s sole director.  Verdom owns all of the outstanding stock in TAP.  Verdom Limited, a Britsh Virgin Islands business company, owns all of the outstanding shares of Verdom, and a nominee shareholder holds all of outstanding shares of Verdom Limited for the benefit of Vitaly Nistratov.   As such, Messrs. Vitaly and Alexander Nistratov have the power over all voting and investment decisions of TAP, and therefore may be deemed to share beneficial ownership of the shares deemed beneficially owned by TAP.  By virtue of Vitaly Nistratov’s ownership of all of the outstanding stock in TAP, and Alexander Nistratov’s ability to vote all of the outstanding stock in TAP and his service as its director, each of Messrs. Vitaly and Alexander Nistratov may be deemed to beneficially own the shares deemed beneficially owned by TAP.  However, Alexander Nistratov disclaims any beneficial ownership of any shares held in the name of TAP.  Except for the purchase of Common Stock, no Reporting Person has effected any transaction in or with respect to the Common Stock during the past 60 days.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the transaction described in Item 3 above, TAP entered into an agreement with the Wilkens Trusts regarding the Board of Directors of the Company.  This agreement provides that in further consideration of the Wilkens Trusts sale of the shares of Common Stock to TAP, TAP will use its best efforts to cause the Company’s Board of Directors to have an even number of members, and that the nominees of the Wilkens Trusts shall constitute one-half of the Company’s of the member of the Company’s Board of Directors.  In connection with the transaction described in Item 3 above, Mr. Wilkens was named Chairman of the Board of Directors, Chief Executive Officer and as a director of the Company on June 18, 2013.

ITEM 7.  Material to be Filed as Exhibits

Exhibit Number	Exhibit Title

10.1
Agreement Regarding The Board of Directors of Golden Gate Homes, Inc. dated May 30, 2013 but effective as of June 18, 2013 (per a separate agreement), by TA Partners, Inc. in favor of The Wilkens 2000 Trust and The Wilkens 2003 Trust

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2013

TA PARTNERS, INC.

By: /s/  Alexander Nistratov                                                                                                                            /s/ Alexander Nistratov
Name/Title:  Alexander Nistratov, President                                                                                                Alexander Nistratov, individually

 /s/ Vitaly Nistratov
Vitaly Nistratov

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
(SEE 18 U.S.C. 1001).

SCHEDULES

Schedule I	Joint Filing Agreement dated June 28, 2013 among the signatories to this Schedule 13D.

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: June 28, 2013

TA PARTNERS, INC.

By: /s/  Alexander Nistratov                                                                                                                            /s/ Alexander Nistratov
Name/Title:  Alexander Nistratov, President                                                                                                Alexander Nistratov, individually

 /s/ Vitaly Nistratov
Vitaly Nistratov